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16013638

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

SEC FILE NUMBER
8-43150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

SEC Mail Processing Section FEB 29 2016 Washington DC 413

Memphis (City) Tennessee (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700 (Address) Kansas City (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Mark Medford, President and Chief Executive Officer
Title

Notary Public


SHERRI L. HEWLETT
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

MY COMMISSION EXPIRES
February 19

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Partners' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) Management Report on Internal Control over Compliance.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to rule 17a-5(d) under Securities Exchange Act of 1934.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership
Memphis, Tennessee

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and Subsidiaries (the Partnership) as of December 31, 2015. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership and Subsidiaries as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
February 26, 2016

VINING-SPARKS IBG, LIMITED PARTNERSHIP
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	15,232,392
Cash segregated under federal and other regulations		2,714,786
Securities purchased under agreements to resell		123,986,399
Receivable from customers		2,196,604
Receivable from clearing agents and brokers and dealers		5,396,231
Securities owned, at fair value		474,657,924
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $9,308,355		1,248,389
Accrued interest receivable on securities		1,251,056
Other receivables		1,700,990
Other assets		2,977,044
Total assets	$	631,361,815
Liabilities and Partners' Capital		
Liabilities:		
Payable to clearing agents and brokers and dealers	$	90,954,184
Securities sold under agreements to repurchase		301,532,612
Payable to customers		47,222
Securities sold, not yet purchased, at fair value		126,010,583
Accrued interest payable on securities		217,651
Accounts payable and accrued expenses		14,014,937
Total liabilities		532,777,189
Partners' capital:		
Vining-Sparks Securities, Inc.		1,323,858
Vining-Sparks Fund, L.P.		37,782,107
Vining-Sparks & Associates, L.P.		59,478,661
Total partners' capital		98,584,626
Commitments and contingencies (notes 12 and 13)		
Total liabilities and partners' capital	$	631,361,815

See accompanying notes to consolidated statement of financial condition.

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

December 31, 2015

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Partnership is also registered with certain regulatory agencies in Canada.

During 2011, the Partnership formed a wholly owned subsidiary, Vining-Sparks Loan Trading, LLC (Loan Trading), to help financial institutions manage their loan portfolios. The activities of Loan Trading during 2015 were not significant. During 2010, the Partnership formed a wholly owned subsidiary, Vining-Sparks Asset Management, LLC (VSAM), to serve as a registered investment advisor for depository institutions. The activities of VSAM during 2015 were not significant. The Partnership also has two other wholly owned subsidiaries, VSIBG Benefits, Inc. and VS Capital, LLC, whose activities during 2015 were not significant. The Partnership along with its wholly owned subsidiaries are referred to hereafter as the Company.

At December 31, 2015, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 39.1718% limited partner, and Vining-Sparks & Associates, L.P., as a 59.4508% limited partner.

(b) Principles of Consolidation

The consolidated financial statement includes the accounts of the Partnership and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions. At December 31, 2015, the Company's cash accounts exceeded federally insured limits by approximately $12,600,000.

(d) Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value. Securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2015.

(Continued)

(e) Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for *Fair Value Measurements and Disclosures* (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are those that reflect the Partnership's assumptions about information that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The hierarchy is broken down into the following three levels, based on the reliability of inputs:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs for the asset or liability that reflect the reporting entity's own assumptions about information that market participants would use in pricing the asset or liability.

(f) Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(g) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(h) Income Taxes

No provision for federal income taxes has been made because the Company allocates income and expenses to the partners for inclusion in their respective federal income tax returns. A provision for state income taxes has been made, as pursuant to Tennessee state statute the Partnership is subject to an entity level income-based tax. Deferred state income tax balances were not significant at December 31, 2015.

(Continued)

(i) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value.

(j) ***Management Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(k) ***Subsequent Events***

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were issued.

(2) Cash Segregated under Federal and Other Regulations

A special reserve bank account for the benefit of customers is maintained pursuant to Rule 15c3-3 of the SEC. As of December 31, 2015, restricted cash of $2,714,786 has been segregated into this account.

(3) Securities Purchased under Agreement to Resell

The Partnership enters into purchases of securities under agreement to resell, with the obligation to resell the securities purchased reflected as an asset on the statement of financial condition. As of December 31, 2015, securities with a fair value totaling $123,499,502 were purchased under agreements to resell at prices totaling $123,986,399.

(4) Receivable from Clearing Agents and Brokers and Dealers

The receivable from clearing agents and brokers and dealers is comprised of the following at December 31, 2015:

Securities failed to deliver	$	3,576,933
Receivable from clearing agents		131,825
Receivable for unsettled trades and to-be-announced transactions		1,681,611
Other		5,862
	$	5,396,231

(5) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

		Owned	Sold, not yet purchased
U.S. government and agencies	$	248,057,706	120,947,376
Agency collateralized mortgage obligations		25,196,422	—
Small Business Administration (SBA) securities		159,636,453	—
United States Department of Agriculture (USDA) loans		1,730,935	—
SBA interest-only strips		198,811	—
State and municipal obligations		32,101,884	—
Corporate bonds		7,735,713	5,063,207
	$	474,657,924	126,010,583

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2015:

		Fair value measurements at reporting date using			
		Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned	$	—	474,657,924	—	474,657,924
Securities sold, not yet purchased		—	126,010,583	—	126,010,583

There were no transfers of securities to or from Levels 1, 2, or 3 during 2015.

(6) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2015:

Securities failed to receive	$	4,430,246
Secured borrowings from clearing agents		52,795,990
Payable for unsettled trades and to-be-announced transactions		33,717,114
Other		10,834
	$	90,954,184

The secured borrowings from clearing agents, which incur interest, are collateralized by securities either owned or held for the account of customers and other brokers and dealers for which payment has not yet been received.

(7) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned with a fair value totaling $315,616,015 as of December 31, 2015 were sold under agreements to repurchase at prices totaling $301,532,612.

(8) Working Capital Lines of Credit

The Partnership has a $30,000,000 unsecured working capital line of credit to a bank. There was no balance outstanding under this line of credit at December 31, 2015. The line of credit matures on April 21, 2017.

The Partnership also has a $10,000,000 working capital line of credit to a bank and is collateralized by cash held in a deposit account by the bank. There was no balance outstanding under this line of credit at December 31, 2015. The line of credit matures on July 1, 2016.

(9) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership.

(10) Agreements with Other Broker Dealers

The Partnership has a program agreement with ICBA Securities Corporation, a related party, wherein ICBA Securities Corporation markets the broker dealer services provided by the Partnership and refers its members to the Partnership for such services. Under the terms of the agreement, the Partnership has agreed to pay ICBA Securities Corporation a percentage of commissions earned by the Partnership on a subset of customer trades and to reimburse ICBA Securities Corporation for certain program expenses.

(11) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2015, the Partnership had net capital of $62,993,906, which was $62,743,906 in excess of required net capital.

(12) Commitments and Contingencies

(a) Leases

At December 31, 2015, the Company was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

		Lease Commitments	Less Sub-lease	Net Lease Commitments
Year ending December 31:				
2016	$	2,900,239	(70,230)	2,830,009
2017		2,935,325	(72,332)	2,862,993
2018		2,863,450	(12,418)	2,851,032
2019		2,723,406		2,723,406
2020		2,288,928	—	2,288,928
2021 and thereafter		265,206	—	265,206
	$	13,976,554	(154,980)	13,821,574

(b) Litigation

In the normal course of business, the Company is subject to claims and litigation. Management believes that such matters will not have a material adverse effect on the financial condition of the Company.

(13) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The unrealized gains

and losses for TBAs and when-issued securities are recorded in the consolidated financial statements. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2015 was a net commitment to purchase securities totaling \$15,871,392 and a net commitment to sell securities totaling \$46,398,556.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(14) Employee Benefits

The Company has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan after they have been employed by the Company for a minimum of six months. The Company's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary.


VINING SPARKS

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

VIA FEDEX

Re: 2015 Audited Financial Statements
Vining Sparks – SEC No. 8-43150

Dear Registrations Branch:

We are pleased to enclose Vining Sparks' 2015 Audited Financial Report and Statement of Financial Condition. Also enclosed is the required Independent Accountant's Report with regard to SIPC.

Please refer any questions to Harold Gladney at 901-762-5309.

Sincerely,

Melissa C. Pearson

Melissa C. Pearson
Compliance Officer

Enclosures